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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             1-11601
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25                       832900 10 6

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K  [ ] Form 10-Q
             [ ] Form N-SAR

                 For Period Ended: January 31, 1998
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ----------------------------

 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION


National Auto Credit, Inc.
Full Name of Registrant


Former Name if Applicable: N/A


30000 Aurora Road
Address of Principal Executive Office (Street and Number)


Solon, OH 44139
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b)     The subject annual report, semi-annual report, transition
 [ ] report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

The Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 1998 could not be filed within the prescribed time period because the external audit of the Registrant's financial statements has not yet been completed. As previously disclosed, Grant Thornton, LLP was recently appointed to act as the Company's independent accountants. Grant Thornton, LLP commenced substantive audit field work on April 1, 1998.

As part of its current audit process, the Registrant in conjuction with its independent accountants is evaluating the sufficiency of its loan loss reserves and the methodologies utilized in the recognition of income through a comprehensive analysis of its historical portfolio performance. While the amount of any increase in loan loss reserves cannot be quantified at this time, it is expected that it will be material.

The Registrant and its independent accountants are working towards the completion of the audit and fiscal year-end financial statements as expeditiously as possible. Due to the substantial audit work which remains to be performed, the filing date of the Registrant's Form 10-K remains uncertain at this time.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


         Davida S. Howard                 (440)                439-1000
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                [X] Yes   [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As stated in Part III above, the Registrant in conjuction with its independent accountants is evaluating the sufficiency of its loan loss reserves and its methodologies utilized in the recognition of income through a comprehensive analysis of its historical portfolio performance. While the amount of any increase in loan loss reserves cannot be quantified at this time, it is expected that it will be material. The Registrant further expects that its earning statement for fiscal year 1998 will reflect a significant decline in results of operations from fiscal year 1997. The amount of such decline cannot be quantified at this time.

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                          National Auto Credit, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 1, 1998                   By:  /s/ Davida S. Howard
       -----------                       ---------------------------
                                          Davida S. Howard
                                          Vice President-Finance and Controller


                            Accountant's Statement


National Auto Credit, Inc.
30000 Aurora Road
Solon, OH 44139

Dear Gentlemen:


       Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by National Auto Credit, Inc., on or about May 1, 1998, which contains notification of the registrant's inability to file its Form 10-K by May 1, 1998. We have read the Company's statements contained in
Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the financial statements for the three-year period ended January 31, 1998, to be included in Form 10-K.


                                                       Very truly yours,

                                                       /s/ Grant Thornton LLP

                                                       Grant Thornton LLP

May 1, 1998
Cleveland, Ohio